Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 14, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Lentuo International Inc. (the “Company”) will be held at Building D, 2nd Floor, 56 East 4th Ring South Road, Chaoyang District, Beijing, People’s Republic of China on December 14, 2012 at 10:00 a.m. (local time).  No proposal will be submitted to shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 5, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.lentuo.net, or by writing to Ms. Jennifer Chen, Chief Financial Officer, Lentuo International Inc., Building D, 2nd Floor, 56 East 4th Ring South Road, Chaoyang District, Beijing 100023, People’s Republic of China, or by contacting Mr. Christian Arnell at carnell@christensenir.com or +86.10.58264939.

By Order of the Board of Directors

/s/ Hetong Guo

Chairman of the Board of Directors

Beijing, China

November 9, 2012